Suite 1210 - 777 Hornby Street                  macdonald
Vancouver, BC                                   tuskey TM
V6Z 1S4 CANADA                                  CORPORATE AND SECURITIES LAWYERS
Telephone: (604) 689-1022
Facsimile: (604) 681-4760

Reply Attention of   KONRAD MALIK
Direct Tel.          604.648-1671
EMail Address        kmalik@wlmlaw.ca
Our File No.         1033-1 / W0055883

May 21, 2010

VIA EDGAR
---------

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

ATTENTION:    JAY WILLIAMSON
              DIVISION OF CORPORATE FINANCE

Dear Sirs:
              RE:    OBSCENE JEANS CORP. (THE "COMPANY")
                     REGISTRATION STATEMENT ON FORM S-1
                     FILE NO. 333-166064
                     FILED APRIL 14, 2010
              ------------------------------------------------------------------

We are the solicitors for the Company. We refer to your letter of May 7, 2010 addressed to the Company with your comments on the Company's Registration Statement on Form S-1, filed April 14, 2010. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

PROSPECTUS COVER PAGE
---------------------

1. PLEASE REVISE THE COVER PAGE TO INDICATE, CONSISTENT WITH YOUR DISCLOSURE ELSEWHERE, THAT YOUR OFFERING WILL BE CONDUCTED AT A FIXED PRICE FOR THE DURATION OF THE OFFERING.

Response: The Company has revised its disclosure on the Prospectus cover page of its amended Registration Statement on Form S-1 filed concurrently with this response to add:

      "The shares will be offered at a fixed price of $0.0175 per share for the duration of the offering."

2. IN THE SECOND FULL PARAGRAPH YOU INDICATE THE OFFERING WILL CONTINUE FOR THE "LONGER OF 90" DAYS OR UNTIL SUCH TIME AS ALL OF THE SHARES HAVE BEEN SOLD. IT APPEARS THAT THIS SHOULD BE "EARLIER OF" WHICH IS CONSISTENT WITH THE DISCLOSURE ELSEWHERE. PLEASE ADVISE OR REVISE.

Response: The Company has revised its disclosure on the Prospectus cover page of its amended Registration Statement on Form S-1 filed concurrently with this response to state:
________________________________________________________________________________
  Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.
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      "This offering will continue for the earlier of: (i) 90 days after this registration statement becomes effective with the Securities and Exchange Commission, or (ii) the date on which all 3,000,000 shares registered hereunder have been sold."

3. WE NOTE THAT YOU HAVE PROVIDED PART OF THE "SUBJECT TO COMPLETION" LANGUAGE FROM ITEM 502(B)(10) OF REGULATION S-K. PLEASE PROVIDE THE ENTIRE LANGUAGE REQUIRED BY THIS ITEM.

Response: The Company has revised its disclosure on the Prospectus cover page of its amended Registration Statement on Form S-1 filed concurrently with this response to ad:

      "The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted."

4. WE NOTE YOUR STATEMENT THAT THE "INFORMATION CONTAINED [YOUR] PROSPECTUS IS ACCURATE ONLY AS OF THE DATE ... REGARDLESS OF THE TIME OF DELIVERY OF TH[E] PROSPECTUS OR OF ANY SALE OF [Y]OUR COMMON SHARES." PLEASE REMOVE THE LATTER PORTION OF THIS STATEMENT OR ADVISE WHY SUCH STATEMENT IS APPROPRIATE. SIMILAR REVISIONS SHOULD BE MADE THROUGHOUT THE DOCUMENT. WE DIRECT YOUR ATTENTION TO THE ITEM 512 UNDERTAKINGS REGARDING THE COMPANY'S DUTY TO UPDATE INFORMATION IN THE PROSPECTUS.

Response: The Company has revised its disclosure on the Prospectus cover page and under the heading "Where You Can Find More Information" in its amended Registration Statement on Form S-1 filed concurrently with this response to remove the following sentence:

      "The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common shares."

SUMMARY INFORMATION, PAGE 1
---------------------------

5. PLEASE REVISE TO BRIEFLY INDICATE, AS DISCLOSED ON PAGES 12 AND 29, THAT YOU WILL NEED TO RAISE AN ADDITIONAL $500,000 TO IMPLEMENT YOUR BUSINESS PLAN OVER THE NEXT 18 MONTHS AND THAT THE FUNDS RAISED IN THIS OFFERING, EVEN ASSUMING YOU SELL ALL THE SHARES, WILL BE INSUFFICIENT TO COMMERCIALIZE YOUR PRODUCT OR DEVELOP YOUR BUSINESS STRATEGY.

Response: The Company has revised its disclosure in the Business Summary sections of its amended Registration Statement on Form S-1 filed concurrently with this response to ad:

      "We need to raise an additional $500,000 to implement our business plan over the next 18 months and the funds raised in this offering, even assuming we sell all the shares being offered, will be insufficient to commercialize our product or develop our business strategy."
________________________________________________________________________________
  Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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6.    PLEASE RECONCILE THE DISCLOSURE ON PAGE SIX THAT YOU WILL MANUFACTURE YOUR
PRODUCTS WITH THE DISCLOSURE ON PAGES NINE AND 23 THAT YOU PLAN TO OUTSOURCE THE MANUFACTURING OF YOUR PRODUCTS TO CONTRACT MANUFACTURERS. ALSO, PLEASE RECONCILE THE STATEMENT ON PAGE SIX THAT YOU WILL MARKET AND DISTRIBUTE YOUR PRODUCTS WITH THE DISCLOSURE ON PAGE 22, WHICH INDICATES YOU WILL OUTSOURCE THIS ASPECT OF
YOUR BUSINESS PURSUANT TO SALES AGENCY OR DISTRIBUTION AGREEMENTS WITH INDEPENDENT AGENTS. PLEASE REVISE THE DISCLOSURE THROUGHOUT THE PROSPECTUS ACCORDINGLY.

Response: The Company has revised the disclosure on page six of its amended Registration Statement on Form S-1 filed concurrently this response to state:

      "We intend to design and distribute a high-end women's collection of "Obscene Brand Jeans" including t-shirts, jackets and sweatshirts to compliment the core of our intended collection of jeans."

and

      "We intend to design our products internally and enter into outsourcing agreements for the manufacturing, marketing, selling and distributing agreements with independent agents, each of whom is granted exclusive rights to market and sell "Obscene Brand Jeans" in its respective territory. We currently have no such agreements in place with commissioned sales agents and distributors in the United States and Italy."

Additionally, under the heading "Description of Business" in the Prospectus, the Company has revised its disclosure on intended business activities to state:

      "We intend to design our woman's line of jeans branded as "Obscene Brand Jeans" internally and enter into outsourcing agreements for the manufacturing, marketing, selling and distributing agreements with independent agents, each of whom is granted exclusive rights to market and sell "Obscene Brand Jeans" in its respective territory. We currently have no such agreements in place with commissioned sales agents and distributors in the United States and Italy."

and deleted the following from the same section:

      "We intend to design, develop, manufacture, wholesale, market, sell and distribute our products by attendance at industry and trade shows and by entering into sales agency or distribution agreements with independent agents, each of whom will be granted exclusive rights to market and sell "Obscene Brand Jeans" in their respective territories. We currently have no such agreements in place with commissioned sales agents and distributors in the United States."
________________________________________________________________________________
  Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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RISK FACTORS, PAGE 8
--------------------

7. PLEASE REVISE TO ADDRESS POTENTIAL BARRIERS TO ENTRY INTO THE HIGH END BOUTIQUE AND DEPARTMENT STORE SALES CHANNELS ASSOCIATED WITH BEING A NEW ENTRANT WITH NO TRACK RECORD.

Response: The Company has revised its amended Registration Statement on Form S-1 filed concurrently with this response to add the following risk factor:

      "OUR PRODUCTS MAY NOT FIND ACCEPTANCE FOR OUR PRODUCTS IN HIGH END BOUTIQUES AND DEPARTMENT STORES.

      We are a new company with no established visibility or recognition in the clothing industry. We anticipate our jean products to be positioned as a high end product with a corresponding price point. However, since our brand is not established and our products are not going to be recognized within the industry, we may have trouble placing our products with distributors who cater to high end boutiques and department stores. If we are not able to have our products sold at high end boutiques and department stores, we may not be able to generate revenues and our business plan may fail."

8. PLEASE EXPAND UPON YOUR LAST RISK FACTOR ON PAGE 11 TO DISCUSS MS. STARK-CAPPELLI'S ABILITY TO ACCOMPLISH OR RATIFY ACTIONS AT THE SHAREHOLDER LEVEL WHICH WOULD OTHERWISE IMPLICATE HER FIDUCIARY DUTIES IF DONE AT THE BOARD LEVEL. ALSO, PLEASE REVISE THE STATEMENT THAT SHE "MAY" HAVE CONTROL OVER YOU TO INDICATE THAT SHE WILL HAVE CONTROL OVER YOU EVEN IF THE MAXIMUM IS RAISED IN THIS OFFERING OR ADVISE WHY SUCH REVISION IS UNNECESSARY.

Response: The Company has revised its amended Registration Statement on Form S-1 filed concurrently with this response to amend the above risk factors to read as follows:

      "SINCE OUR SOLE OFFICER AND DIRECTOR CURRENTLY OWNS 100% OF THE OUTSTANDING COMMON STOCK, INVESTORS MAY FIND THAT HER DECISIONS ARE CONTRARY TO THEIR INTERESTS YOU SHOULD NOT PURCHASE SHARES UNLESS YOU ARE WILLING TO ENTRUST ALL ASPECTS OF MANAGEMENT TO OUR SOLE OFFICER AND DIRECTOR, OR HER SUCCESSORS

      Our sole officer and director, Rachel Stark-Cappelli, owns 9,000,000 shares of common stock representing 100% of our outstanding stock. Ms. Stark-Cappelli will own 9,000,000 shares of our common stock after this offering is completed representing 75% of our outstanding shares, assuming all securities are sold. As a result, she will have control of us even if the full offering is subscribed for and be able to choose all of our directors. Her interests may differ from the ones of other stockholders. Factors that could cause her interests to differ from the other stockholders include the impact of corporate transactions on the timing of business operations and her ability to continue to manage the business given the amount of time she is able to devote to us.
________________________________________________________________________________
  Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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      All decisions regarding the management of our affairs will be made exclusively by her. Purchasers of the offered shares may not participate in our management and, therefore, are dependent upon her management abilities. The only assurance that our shareholders, including purchasers of the offered shares, have that our sole officer and director will not abuse her discretion in executing our business affairs, is her fiduciary obligation and business integrity. Such discretionary powers include, but are not limited to, decisions regarding all aspects of business operations, corporate transactions and financing. Ms. Stark-Cappelli also has the ability to accomplish or ratify actions at the shareholder level which would otherwise implicate her fiduciary duties if done as one of the members of our board of directors.

      Accordingly, no person should purchase the offered shares unless willing to entrust all aspects of management to the sole officer and director, or her successors. Potential purchasers of the offered shares must carefully evaluate the personal experience and business performance of our management."

9. PLEASE PROVIDE THE BASIS FOR THE STATEMENT THAT "WE ANTICIPATE 18 MONTHS OF OPERATIONAL LOSSES AT APPROXIMATELY $7,000 PER MONTH BEFORE WE CAN GENERATE ADEQUATE CASH FLOW TO COVER OPERATIONS" OR REMOVE GIVEN THE DEVELOPMENT STAGE OF THE COMPANY AND THAT THERE IS NO GUARANTEE YOU WILL BE ABLE TO GENERATE REVENUES MUCH LESS ACHIEVE SUFFICIENT CASH FLOW TO COVER OPERATIONS. WE NOTE SIMILAR DISCLOSURE ON PAGE 29.

Response: The Company has removed the referenced disclosure both is the "Risk Factors" section and page 29 of its amended Registration Statement on Form S-1 filed concurrently with this response.

10. PLEASE REVISE TO CONSOLIDATE THE RISK FACTOR ON PAGE 15 BEGINNING "AS WE MAY BE UNABLE TO CREATE OR SUSTAIN A MARKET ... " WITH THE RISK FACTOR ON PAGE 14 BEGINNING "BECAUSE THERE IS NO PUBLIC MARKET ... " OR REVISE TO MORE CLEARLY EXPLAIN THE UNIQUE RISKS ADDRESSED IN EACH PARAGRAPH.

Response: The Company has removed the risk factor beginning "As we may be unable to create or sustain a market ... " and added the following disclosure to the related risk factor in the amended Registration Statement on Form S-1 filed concurrently with this response:

      "Our stock may be listed or traded only to the extent that there is interest by broker-dealers in acting as a market maker. Despite our best efforts, it may not be able to convince any broker/dealers to act as market-makers and make quotations on the OTC Bulletin Board. We may consider pursuing a listing on the OTCBB after this registration becomes effective and we have completed our offering."
________________________________________________________________________________
  Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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11.   ON PAGE 16 YOU INDICATE YOU "DO NOT KNOW WHETHER [Y]OUR SECURITIES WILL BE
REGISTERED OR EXEMPT FROM REGISTRATION UNDER THE LAWS OF ANY STATE." PLEASE EXPLAIN.

Response: Though the Company is filing to have its securities registered under federal laws and with the Commission, the Company has not reviewed every state's applicable securities laws and as such, it does not know whether the Company's shares will meet with the respective 'blue sky' laws of these states. Additionally, the Company is not certain whether it will have the time and resources to have it listed in generally accepted corporate guides such as Standard and Poor's Corporate Records.

USE OF PROCEEDS, PAGE 17
------------------------

12. PLEASE DISCLOSE THE USE OF PROCEEDS IF YOU RAISE LESS THAN 25% OF THE OFFERING.

Response: The Company has revised its disclosure in the 'Use of Proceeds' section of the amended Registration Statement on Form S-1 filed concurrently with this response to add the following:

      "If we are only able to sell less than 25% of the securities we are offering, substantially all of the funds raised by this offering will be spent on assuring that we meet our corporate and disclosure obligations so that we remain in good standing with the State of Florida and maintain our status as a reporting issuer with the SEC."

13. PLEASE REVISE TO ADDRESS INSTRUCTION 3 TO ITEM 504 OF REGULATION S-K OR INCLUDE A CROSS REFERENCE TO SUCH DISCUSSION.

Response: The Company has revised its disclosure in the 'Use of Proceeds' section of the amended Registration Statement on Form S-1 filed concurrently with this response to add the following:

      "Even if we are able to sell all of the securities being offered in this Prospectus, we will still require approximately $450,000 to cover our anticipated expenses over the next 18 months. Please review our disclosure titled "Plan of Operations" in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" elsewhere in this Prospectus. Please note that there can be no assurance that we will be able to raise such funds."
________________________________________________________________________________
  Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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DILUTION OF THE PRICE YOU PAY FOR YOUR SHARES, PAGE 18
------------------------------------------------------

14. PLEASE REVISE THE THREE TABLES ON PAGE 18 TO MORE CLEARLY PRESENT THE INFORMATION REQUIRED BY ITEM 506 OF REGULATION S-K ASSUMING ALL, 75%, 50, AND 25% OF THE SHARES ARE SOLD.

Response: The Company has revised the dilution disclosure in the amended Registration Statement on Form S-1 filed concurrently with this response to read as follows:

                                                   PERCENTAGE OF SHARES SOLD
      DILUTION TO NEW SHAREHOLDERS           -----------------------------------
      ----------------------------             25%      50%       75%      100%
                                             -------  -------  --------  -------
Per share offering price .................   $0.0175  $0.0175  $ 0.0175  $0.0175

Net tangible book value per share before
offering .................................   $ 0.001  $ 0.001  $  0.001  $ 0.001

Net tangible book value per share after
offering .................................   $0.0023  $ 0.003  $ 0.0043  $0.0051

Increase in book value attributable to new
shareholders .............................   $0.0013  $ 0.002  $ 0.0033  $0.0041

Dilution to new shareholders .............   $0.0152  $0.0145  $0.00132  $0.0124

BUSINESS DESCRIPTION, PAGE 22
-----------------------------

15. YOUR CURRENT DISCLOSURE DOES NOT APPEAR TO ADDRESS THE DESIGN STAGE OF YOUR BUSINESS PLAN. PLEASE REVISE TO ADDRESS WHO WILL DESIGN YOUR CLOTHES, WHERE SUCH DESIGN WORK WILL BE DONE, AND UNDER WHAT CONTRACTUAL TERMS. IN ADDITION, REVISE TO ADDRESS HOW LONG SUCH DESIGN PROCESS WILL TAKE AND ANY PLANS THE COMPANY HAS TO TEST ITS DESIGNS PRIOR TO MARKETING OR PRODUCING. PLEASE REVISE TO INDICATE WHETHER MS. STARK-CAPPELLI HAS ANY DESIGN EXPERIENCE.

Response: The Company has revised the disclosure in its amended Registration Statement on Form S-1 filed concurrently with this response to add the following:

      "Our jeans are going to be designed by Ms. Stark-Cappelli at our offices in Sarasota Florida. Ms. Stark-Cappelli served as President of Excentrix s.r.l in Florence, Italy where she designed, tested and sourced production of the company's jean collection as well as t-shirts, jackets and sweat shirts for distribution throughout Europe, Asia and the USA in Florence, Italy from January 1998 to June 2006.
________________________________________________________________________________
  Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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      We anticipate that the design and testing of "Obscene Brand" jeans will take up to 9 months. Once the jeans are designed and tested, we can move onto engaging companies to distribute and market our products. We do not currently have a management or design agreement in place with Ms. Stark-Cappelli."

16. WITH A VIEW TO DISCLOSURE, PLEASE ADVISE WHETHER THE DISCUSSION UNDER MARKET ON PAGE 25 IS ENTIRELY PULLED FROM THE SAME MAY 22, 2009 LOS ANGELES TIMES ARTICLE AND CLARIFY WHETHER THE REFERENCE TO NPD GROUP WAS CONTAINED WITH SUCH ARTICLES.

Response: The Company advises that indeed the discussion under Market was entirely sourced from the Los Angeles Times article of May 22, 2009. The reference to NPD Group was also sourced from this article.

17. PLEASE PROVIDE SUPPORT FOR YOUR PAGE 26 STATEMENT THAT THE INDUSTRY IS FRAGMENTED. IN ADDITION, PROVIDE BASES FOR THE BELIEFS EXPRESSED IN THE PAGE 26 PARAGRAPH BEGINNING "WE BELIEVE THAT OUR COMPETITIVE STRENGTHS ... "

Response: The Company has revised the disclosure in its amended Registration Statement on Form S-1 filed concurrently with this response to eliminate the reference to the industry being fragmented.

The Company believes that its competitive strengths lie with Ms. Stark-Cappelli who has extensive experience in this industry in Italy. The Company believes that Ms. Stark-Cappelli's experience and knowledge, gained by working with Italian craftsman experienced in design, fabric, embroidery, washing and stitching techniques, will allow it to compete effectively in the jean industry.

18. PLEASE REVISE YOUR PAGE 26 STATEMENT THAT YOU WILL NEED TO "CONTINUE DEVELOPING OUR RELATIONSHIPS WITH MAJOR DISTRIBUTORS." IT DOES NOT APPEAR THAT YOU HAVE ANY RELATIONSHIPS CURRENTLY.

Response: The Company revised its disclosure in the amended Registration Statement on Form S-1 filed concurrently with this response to replace the referenced statement with the following:

      "develop relationships with major distributors ... "

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 28
--------------------------------------------------------------------------

19. PLEASE REMOVE THE REFERENCE TO "REVENUES" GENERATED FROM THE PROCEEDS OF LOANS ON PAGE 29, AS LOANS ARE NOT CHARACTERIZED AS REVENUES.

Response: The Company has revised its disclosure in the amended Registration Statement on Form S-1 filed concurrently with this response to remove the reference to 'revenue'.
________________________________________________________________________________
  Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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20.   THE DISCLOSURE ON PAGES 6 AND 13 STATES THAT THE $52,500 TO BE RAISED IN
THIS OFFERING WILL BE USED TO "FORMULATE THE BUSINESS AND MARKETING PLAN." PLEASE PROVIDE A MORE DETAILED DISCUSSION OF THE FORMULATION OF THE BUSINESS AND MARKETING PLAN. WE MAY HAVE FURTHER COMMENT.

Response: The reference to 'formulat(ing)' a business and marketing plan was made in error. The Company intended to disclose that the funds would be used to begin implementing the business and marketing plan. The Company has revised its disclosure to reflect this change in the referenced pages as well as throughout the amended Registration Statement on Form S-1 filed concurrently with this response.

21. YOU DISCLOSE ON PAGE 29 THAT YOU DO NOT HAVE ADEQUATE FUNDS TO SATISFY YOUR WORKING CAPITAL REQUIREMENTS FOR THE NEXT TWELVE MONTHS AND YOU ALSO STATE THAT THE PROCEEDS FROM THIS OFFERING WILL SATISFY YOUR CASH REQUIREMENTS FOR UP TO 6 MONTHS. GIVEN THAT THERE IS NO MINIMUM TO THIS OFFERING, PLEASE DISCLOSE HOW LONG YOU CAN SATISFY YOUR WORKING CAPITAL REQUIREMENTS BASED UPON YOUR CURRENT CASH BALANCE. ALSO, PLEASE UPDATE THE CASH ON HAND AS OF THE MOST RECENT PRACTICABLE DATE.

Response: The Company has revised its disclosure in the amended Registration Statement on Form S-1 filed concurrently with this response to add:

      "As of May 24, 2010 we had $9,000 cash on hand. This cash will not cover the expenses of this offering or our working capital requirements for even one month given the undertaking of this offering and the expenses involved."

22. PLEASE CLARIFY THE HEADING "PROJECTED TIME FRAME" IN THE MILESTONES TABLE. IT APPEARS THAT THE MILESTONES ARE DEPENDENT UPON ADDITIONAL FUNDING. PLEASE PROVIDE CLEAR DISCLOSURE AS TO THE IMPACT UPON THE TIMING OF THE MILESTONES BASED UPON THE INABILITY OF THE COMPANY TO OBTAIN ADDITIONAL FUNDING. ALSO, PLEASE PROVIDE MORE SPECIFICITY REGARDING THE PROJECTED TIME FRAME FOR THE MILESTONES. FOR INSTANCE, IT APPEARS THAT SOME MILESTONES ARE DEPENDENT UPON THE COMPLETION OF AN EARLIER MILESTONE. HOWEVER, YOU HAVE ONLY IDENTIFIED EACH TIME FRAME AS EITHER 0-9 MONTHS OR 9-18 MONTHS. LASTLY, PLEASE CLARIFY WHETHER YOU WILL IMPLEMENT PARTS OF YOUR MILESTONES TO THE EXTENT YOU ARE ABLE TO RAISE SOME FUNDING BUT LESS THAN THE $500,000.

Response: The Company has revised the heading "Projected Time Frame" to "Projected Time to Completion" in its amended Registration Statement on Form S-1 filed concurrently with this response. Additionally the Company has added the following disclosure:

      "Many of the developments enumerated in Phase 2 are dependent on the completion of objectives in Phase 1 and both Phases are dependent on us securing additional financing even if we are able to sell all of the securities offered by this Prospectus. There can be no assurance that we will be able to sell any of the securities offered by this Prospectus or secure additional financing. If we are able to raise some, but not all funds required to undertake the developments in Phase 1 and Phase 2, our management will re-examine our proposed business activities to use our resources most efficiently."
________________________________________________________________________________
  Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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23. WE NOTE THE STATEMENT OF PAGE 31 THAT YOUR SOLE OFFICER AND DIRECTOR
"UNDERTAKES TO PROVIDE [YOU] WITH INITIAL OPERATING AND LOAN CAPITAL TO SUSTAIN [Y]OUR BUSINESS PLAN OVER THE NEXT EIGHTEEN (18) MONTHS." PLEASE ADVISE US OF THE MEANING OF THIS STATEMENT. IF SHE IS CONTRACTUALLY OBLIGATED TO ADVANCE YOU FUNDS, REVISE TO FILE THE AGREEMENTS(S); IF NO SUCH AGREEMENT IS IN PLACE, REVISE YOUR DISCLOSURE TO ADDRESS THE ENFORCEABILITY OF SUCH UNDERTAKING AND THE POSSIBILITY THAT SHE WOULD DECLINE TO ADVANCE FUNDS. ALSO, GIVEN YOUR FUTURE CAPITAL NEEDS, ESTIMATED AT $500,000, REVISE TO ADDRESS HER ABILITY MAKE SUCH ADVANCES AND WHICH EXPENSES SHE HAS AGREED TO COVER FOR THE NEXT 18 MONTHS.

Response: The Company has revised its amended Registration Statement on Form S-1 to eliminate the following disclosure:

      "Our sole officer and director Rachel Stark-Cappelli, undertakes to provide us with initial operating and loan capital to sustain our business plan over the next eighteen (18) month period."

The Company has also revised related disclosure in the Management's Discussion and Analysis in the amended Registration Statement on Form S-1 filed concurrently with this response.

24. PLEASE PROVIDE A BASIS FOR YOUR PAGE 32 STATEMENT THAT YOU BELIEVE YOU MAY BE ABLE TO ISSUE NOTES OR DEBT IN ORDER TO START EXECUTING YOUR BUSINESS PLAN.

Response: The referenced statement is conditioned with the word 'may'. Ms. Stark-Cappelli has expressed a readiness to provide some, as of this point undetermined, funds to the Company in the form of debt notes if the Company is not able to raise sufficient funding from investors. Due to the fact that the Company has not entered into any agreements with Ms. Stark-Cappelli for this financing, the Company has stated that it 'may' be able to issue notes or debt in order to start executing its business plan.

Additionally, the Company has added the following disclosure to its Liquidity and Capital Resources section of the amended Registration Statement on Form S-1 filed concurrently with this response:

      "However, there can be no assurance that we will be able to raise money in this fashion and have not entered into any agreements that would obligate a third party to provide us with capital."

25. PLEASE FILE ANY DOCUMENT EVIDENCING YOUR OFFICER'S AGREEMENT TO REFRAIN FROM DRAWING A SALARY. IF NO AGREEMENT EXISTS, REVISE TO STATE SO.

Response: Because it does not have a definitive agreement in place with Ms. Stark-Cappelli, the Company has revised disclosure in its amended Registration Statement on Form S-1 filed concurrently with this response to state as follows:

      "To date, the Company has managed to keep our monthly cash flow requirement low for two reasons. First, our sole officer does not draw a salary at this time. Second, the Company has been able to keep our operating expenses to a minimum by operating in space owned by our sole officer and will be only paying the direct expenses associated with our business operations."
________________________________________________________________________________
  Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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26.   WE NOTE YOUR STATEMENT ON PAGE 32 THAT "THE CURRENT FUNDS AVAILABLE TO THE
COMPANY WILL NOT BE SUFFICIENT TO CONTINUE MAINTAINING A REPORTING STATUS." PLEASE ADD A RISK FACTOR.

Response: The Company has added the following risk factor to its amended Registration Statement on Form S-1 filed concurrently with this response:

      "WE DO NOT HAVE SUFFICIENT CAPITAL TO CONTINUE MAINTAINING OUR REPORTING STATUS.

      As of the date of this Prospectus, the current funds available to us will not be sufficient to continue maintaining our reporting status with the SEC. Our management believes that if we cannot maintain our reporting status with the SEC we will have to cease all efforts directed towards developing our company. As such, any investment could be lost in its entirety."

MANAGEMENT, PAGE 35
-------------------

27. PLEASE REVISE TO PROVIDE THE DISCLOSURE CONTEMPLATED BY ITEM 401(E) OF REGULATION S-K. IN ADDITION, PLEASE CONFIRM THAT YOUR DISCLOSURE UNDER "OTHER DIRECTORSHIPS" COVERS THE TIME PERIOD REQUIRED BY ITEM 401.

Response: The Company has revised the disclosure in its amended Registration Statement on Form S-1 filed concurrently with this response to state:

      "Ms. Stark-Cappelli does not hold, and has not held during the past five years, any other directorships in any company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940."

28. PLEASE DISCLOSE THE AMOUNT AND PERCENT OF TIME MS. STARK-CAPPELLI CURRENTLY DEVOTES TO THE COMPANY.

Response: Ms. Stark-Cappelli devotes approximately 10-25 hours per week to the Company.

29. PLEASE EXPAND YOUR PAGE 36 DISCLOSURE TO ADDRESS HOW YOU ANALYZED THE CONCLUSION "THAT YOU DO NOT FORESEE A DIRECT CONFLICT OF INTERESTS WITH [Y]OUR SOLE OFFICER AND DIRECTOR" GIVEN YOUR CURRENT STRUCTURE.

Response: The Company has revised the disclosure regarding conflicts of interest experienced by Ms. Stark-Cappelli in its amended Registration Statement on Form S-1 filed concurrently with this response by replacing the prior disclosure in its entirety with the following:

      "Ms. Stark-Cappelli is not obligated to commit her full time and attention to our business and, accordingly, she may encounter a conflict of interest in allocating her time between our operations and those of other businesses. In the course of her other business activities, she may become aware of investment and business opportunities which may be appropriate
________________________________________________________________________________
  Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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      for presentation to us as well as other entities to which she owes a fiduciary duty. As a result, she may have conflicts of interest in determining to which entity a particular business opportunity should be presented. She may also in the future become affiliated with entities that are engaged in business activities similar to those we intend to conduct.

      In general, officers and directors of a corporation are required to present business opportunities to the corporation if:

      * the corporation could financially undertake the opportunity;

      * the opportunity is within the corporation's line of business; and

      * it would be unfair to the corporation and its stockholders not to bring the opportunity to the attention of the corporation."

30. PLEASE REVISE THE DISCLOSURE THROUGHOUT TO MORE CONSISTENTLY AND ACCURATELY PRESENT INFORMATION WITH RESPECT TO YOUR BOARD. WE NOTE, FOR EXAMPLE, REFERENCES TO YOUR "BOARD OF DIRECTORS" AND ACTIONS BEING "UNDERTAKEN BY THE ENTIRE BOARD AS A WHOLE" DESPITE THE FACT THAT YOUR BOARD CONSISTS OF ONLY ONE PERSON, WHO IS ALSO AN OFFICER AND CONTROLLING SHAREHOLDER. PLEASE SUBSTANTIALLY REVISE THIS SECTION TO ADDRESS.

Response: The Company has revised the disclosure relating to its sole director and officer throughout this section in its amended Registration Statement on Form S-1 filed concurrently with this response. The Company has retained some references to the Company's board of directors where it felt they were appropriate.

31.   PLEASE CLARIFY THE REFERENCE TO BLACK HAWK IN YOUR DISCLOSURE.

Response: The reference to Black Hawk was made in error. The Company has revised this disclosure in the amended Registration Statement on Form S-1 filed concurrently with this response to eliminate the reference to Black Hawk.

WHERE YOU CAN FIND MORE INFORMATION, PAGE 42
--------------------------------------------

32. WE NOTE YOUR STATEMENT THAT IF A "CONTRACT OR DOCUMENT IS FILED AS AN EXHIBIT TO THE REGISTRATION STATEMENT, THE CONTRACT OR DOCUMENT IS DEEMED TO MODIFY [IT] ... [AND] YOU MUST REVIEW THE EXHIBITS THEMSELVES FOR A COMPLETE DESCRIPTION OF THE CONTRACT OR DOCUMENT." PLEASE REVISE TO REMOVE THIS STATEMENT OR DISCLOSE THAT YOU HAVE SUMMARIZED ALL MATERIAL TERMS ASSOCIATED WITH THESE EXHIBITS.

Response: The Company has removed this disclosure from its amended Registration Statement on Form S-1 filed concurrently with this response.
________________________________________________________________________________
  Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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FINANCIAL STATEMENTS
--------------------

GENERAL
-------

33. PLEASE PROVIDE A CURRENTLY DATED CONSENT IN ANY AMENDMENT AND ENSURE THE FINANCIAL STATEMENTS ARE UPDATED AS REQUIRED BY ARTICLE 8-08 OF REGULATION S-X.

Response: The Company has filed a currently dated consent from its auditor and included the latest available financial statements in the amended Registration Statement on Form S-1 filed concurrently with this response.

PART II
-------

RECENT SALES OF UNREGISTERED SECURITIES
---------------------------------------

34. IT WAS UNCLEAR HOW YOUR DISCUSSION BEGINNING "EACH PROSPECTIVE INVESTOR WAS GIVEN ... " MATCHES THE TRANSACTION DESCRIBED IN THIS SECTION GIVEN THAT THE ONLY INVESTOR WAS THE FOUNDER. PLEASE ADVISE OR REVISE.

Response: The Company has revised its disclosure in the amended Registration Statement on Form S-1 filed concurrently with this response as to eliminate the following:

      "Each prospective investor was given a private placement memorandum designed to disclose all material aspects of an investment in us, including the business, management, offering details, risk factors, financial statements and use of funds. The investors were business acquaintances, family members, or friends of, or personally known to, our officers and directors."

Additionally, the Company revised the disclosure to refer to Ms. Stark-Cappelli as the only current investor.

EXHIBITS
--------

EXHIBIT 4
---------

35. THE SPECIMEN STOCK CERTIFICATE OF OBSCENE JEANS CORP. YOU FILED APPEARS TO BE FOR A PENNSYLVANIA CORPORATION NAMED CLARION COUNTY COMMUNITY BANK AND NOT YOURS. PLEASE REVISE TO FILE A FORM OF THE COMPANY'S STOCK CERTIFICATE.

Response: The Company has included a revised specimen stock certificate with the amended Registration Statement on Form S-1 filed concurrently with this response.
________________________________________________________________________________
  Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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                                                                       tuskey TM
                                                CORPORATE AND SECURITIES LAWYERS
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EXHIBIT 99

36. THIS DOCUMENT APPEARS TO BE A SUBSCRIPTION AGREEMENT FOR A PRIVATE OFFERING. IT WAS UNCLEAR HOW IT RELATED TO YOUR CURRENT OFFERING AND WHETHER YOU WOULD REQUIRE INVESTORS TO SIGN SUCH AGREEMENT PRIOR TO INVESTING. PLEASE ADVISE US OF THE PURPOSE OF THIS AGREEMENT. WE MAY HAVE FURTHER COMMENTS.

Response: The Company has included a revised subscription agreement with the amended Registration Statement on Form S-1 filed concurrently with this response.

                                        Yours truly,

                                        W.L. MACDONALD LAW CORPORATION

                                        Per: /s/ Konrad Malik

                                        Konrad Malik
________________________________________________________________________________
  Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.